TORQUE LIFESTYLE BRANDS, INC.

11427 West I-70 Frontage Road North

Wheat Ridge, CO 80033

November 17, 2021

Chris Edwards, Esq.

Staff Attorney

Division of Corporation Finance

Office of Life Sciences

United States Securities and Exchange Commission

Washington, DC 20549

Re:	Torque Lifestyle Brands, Inc. Post-Qualification Amended Offering Statement on Form 1-A Filed October 25, 2021 File No. 024-11350

Dear Mr. Edwards,

On behalf of Torque Lifestyle Brands, Inc. (the “Company”), I hereby request qualification of the above-referenced offering statement at 3:00 pm, Eastern Time, on Friday, November 19, 2021, or as soon thereafter as is practicable.

The Company is authorized to offer and sell its securities qualified under the offering statement pursuant to qualification, registration or exemption therefrom in at least one state.

Sincerely,

/s/ David W. Lovatt

David W. Lovatt

Chief Executive Officer

Torque Lifestyle Brands, Inc.